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                                                                   EXHIBIT 12(A)

                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges

                                                       2001            2000
                                                   ----------------------------
                                                   (In thousands, except ratio)

Net income                                           $  3,878        $  3,898

Fixed charges:
       Advisory fees                                      125             125

Total fixed charges                                       125             125

Earnings before fixed charges                        $  4,003        $  4,023

Fixed charges, as above                              $    125        $    125

Ratio of earnings to fixed charges                       32.0            32.2